UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2019

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

BERMUDA

(Jurisdiction of incorporation or organization)

7/FL. B, No.132 Min-Sheng East Road, Sec. 3, Taipei, 105, Taiwan, Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [✓] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 13, 2019	ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Registrant)

By

/s/ Ivan Hsia
Ivan Hsia
Chief Financial Officer

The Registrant held its annual general meeting (“AGM”) on August 30, 2019 and then issued a press release on September 13, 2019, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. As part of the AGM process, the Registrant distributed in advance to shareholders certain proxy materials. The proxy materials distributed were a Notice, Proxy Statement and Proxy Card which are attached hereto as Exhibit 99.2 and Exhibit 99.3 and 99.4, respectively.